File No. 812-13815

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Amendment No. 3 to an Application for an Order under Section 6(c) of the Investment Company

Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from

Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B)

In the Matter of

Russell Exchange Traded Funds Trust (formerly, U.S. One Trust)

Russell Investment Management Company

ALPS Distributors, Inc.

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Mary Beth Rhoden

Russell Investment Management Company

1301 Second Avenue, 18th Floor

Seattle, WA 98101

WITH A COPY TO:

W. John McGuire, Esq.

Michael Berenson, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 74 sequentially numbered pages (including exhibits)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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:
In the matter of:	:	Amendment No. 3 to an
	:	Application for an Order under
	:	Section 6(c) of the Investment Company Act of 1940 for an exemption from
Russell Exchange Traded Funds Trust	:	Sections 2(a)(32), 5(a)(1), 22(d) and 22(e)
(formerly, U.S. One Trust)	:	of the Act and Rule 22c-1 under
Russell Investment Management	:	the Act, under Sections 6(c) and (17)(b) of
Company	:	the Act, for an exemption from Sections
1301 Second Avenue, 18th Floor	:	17(a)(1) and (a)(2) of the Act, and
Seattle, WA 98101	:	under Sections 12(d)(1)(J) of the Act, for
	:	an exemption from Sections 12(d)(1)(A)
ALPS Distributors, Inc.	:	and 12(d)(1)(B) of the Act.
1290 Broadway	:
Suite 1100
Denver, CO 80203	:
:
:
File No. 812-13815	:
:
:
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I. INTRODUCTION

A.	Summary of Amended Application

In this amended application (the “Application”), Russell Investment Management Company (“Advisor”), Russell Exchange Traded Funds (formerly, U.S. One Trust (the “Trust”)), ALPS Distributors Inc. (“ALPS”) and, together with the Advisor and the Trust , (“Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and

12(d)(1)(B) of the Act (the “Order”). Applicants are requesting relief with respect to future series of the Trust or of other open-end management investment companies that may be created in the future (“individually, a “Fund” and collectively, the “Funds”) which will be actively- managed exchange-traded funds(“ETFs”) that primarily invest in individual debt and equity securities.1 The Order would permit, among other things, (a) an actively-managed open-end investment company to issue shares (“Shares”) that are redeemable in large aggregations only (“Creation Units”); (b) secondary market transactions in Shares at negotiated prices on a national securities exchange (“Listing Market”), as defined in Section 2(a)(26) of the Act, rather than at net asset value; (c) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; and (d) certain affiliated persons of the investment company and affiliated persons of such affiliated persons (“second tier affiliates”) to buy securities from, and sell securities to, such investment company in connection with the purchase and redemption of aggregations of Shares (referred to as the “ETF Relief”).

Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act. Applicants request that this relief (sometimes referred to herein as the “12(d)(l) Relief”) be applicable to (i) the Funds, (ii) “Acquiring Funds” as defined immediately below, and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”) or any principal underwriter of a Fund.2 The Order, if

[1]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the application.
[2]	Any future principal underwriter of a Fund will be a broker-dealer registered under the Exchange Act and will comply with the terms and conditions of the application.

granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and not part of the same “group of investment companies” as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act. Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as the “Acquiring Funds.” The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B). In addition, Applicants request relief from Sections 17(a)(l) and (2) to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions. An Acquiring Fund may rely on the requested Order, if granted, only to invest in the Funds and not in any other registered investment company.

The Applicants believe that (a) the requested ETF Relief and 12(d)(1) Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the ETF Relief and the 12(d)(1) Relief (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transaction is consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act, (iii) the proposed transaction is consistent with the general purposes of the Act; and (c) the requested 12(d)(1) Relief is consistent with the public interest and the protection of investors.

B.	Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and Exchange Commission (the “Commission”) to other actively managed ETFs, including AdvisorShares Investments, LLC et al., Grail Advisors Capital Management, LLC, et al. and PowerShares Capital Management LLC, et al.3 Moreover, the requested ETF Relief is substantially similar to relief previously granted to the Trust.4

The majority of previous Commission orders permitting ETFs generally have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. In this case, the ETFs that are the subject of this Application will not attempt to track the performance of a specific securities index. The relief requested herein would permit an ETF to hold securities actively selected by its investment adviser unrelated to the performance of any securities index. Because Applicants seek exemptive relief for an actively managed fund to issue exchange-traded shares, this application addresses not only the customary issues raised by an index-based ETF proposal, but also the additional issues the

[3]	AdvisorShares Investments, LLC, et al., Investment Company Act Release Nos. 29264 (May 6, 2010)(notice) and 29291 (May 28, 2010)(order); Grail Advisors Capital Management, LLC, et al., Investment Company Act Release Nos. 28571 (Dec. 23, 2008) (notice) and 28604 (Jan. 16, 2009) (order) (the “Grail Order”), PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice) and 28171 (Feb. 27, 2008) (order).
[4]	U.S One, Inc., et al., Investment Company Act Release Nos. 29128 (Feb. 2, 2010)(notice) and 29160 (Mar. 1, 2010)(order) (the “Prior Order”).

Commission raised concerning the concept of an actively managed ETF.5 The Applicants believe that the relief sought does not raise any unique regulatory concerns and remains appropriate.

II. THE APPLICANTS

A.	The Trust

The Trust, a statutory trust established under the laws of Delaware, is registered with the Commission as an open-end management investment company. The Trust is organized as a series investment company with one series currently being offered. That series relies on previously granted relief.6

Each Fund will (1) be advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (“Advisor Affiliate”) and (2) comply with the terms and conditions stated in this Application. Each Fund will have distinct investment strategies that are different than those of the other Funds, and each Fund will attempt to achieve its investment objective by utilizing an “active” management strategy based on investments in individual equity and debt securities, as appropriate. The Funds will not invest in options contracts, futures contracts or swap agreements.

The Trust has adopted certain fundamental policies consistent with the Act. It is anticipated that each Fund will be classified as “diversified” under the Act, however one or more Funds may be classified as a “non-diversified company” under the Act.7 Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (the “Code”), in

[5]	Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).
[6]	See footnote 4, supra.
[7]	See Section 5(b) of the Act. To the extent that a Fund is a “non-diversified company,” appropriate risk disclosure will be included in the Fund’s registration statement.

order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.

B.	The Advisor

The Advisor or an Advisor Affiliate will be the investment adviser to each Fund and will, in each case, possess full discretionary investment authority with respect to the Fund or discrete portions of a Fund that includes the ability to appoint sub-advisers (each a “Sub-Advisor”) to a Fund. The Advisor is a Washington corporation, with its principal office located at 1301 Second Avenue, 18th Floor, Seattle, WA 98101. The Advisor is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (“Advisers Act”). Any investment adviser or Sub-Advisor to a Fund will be registered under the Advisers Act.

C.	The Distributor

A broker-dealer registered under the Exchange Act, will be the principal underwriter and distributor of the Creation Units of Shares of the Funds (the “Distributor”). The Distributor will not be affiliated with any Listing Market, but may in the future be an Advisor Affiliate. ALPS is the principal underwriter and distributor of the shares of the one series of the Trust currently being offered and will be principal underwriter and distributor of Shares of the Funds. ALPS is not affiliated with the Advisor or its affiliates. ALPS is a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority ("FINRA").

III. APPLICANTS’ PROPOSAL

A.	Operation of The Funds

1.	Capital Structure and Voting Rights; Book-Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware corporation law. Shares will be registered in book-entry form only and the Funds will not issue individual share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”). Shares will be registered in book entry form only, which records will be kept by the Depository. Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2.	Investment Objectives.

As noted above, most previous Commission orders permitting ETFs have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The relief requested herein is similar, except that each Fund will not seek to track the performance of a securities index. Instead, in seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction.

The Funds may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets.8 The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) together are “Domestic Funds.” Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities or fixed income securities traded in the U.S. or non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”). Funds that invest solely in foreign equity securities are “Foreign Equity Funds”, Funds that invest solely in foreign fixed income securities are “Foreign Fixed Income Funds” and Funds that invest solely in foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

[8]	Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009), as well as any other applicable disclosure requirements, before offering Shares.

It is anticipated that the initial Fund to rely on the relief being requested will be a Domestic Equity Fund whose investment objective is to seek long-term capital growth. This Fund will utilize an actively managed investment strategy to meet its investment objective. The Advisor or Sub-Advisors to the Fund will have the discretion to select securities for the Fund’s portfolio consistent with the Fund’s investment objective, which emphasizes investments in equity securities of companies with above-average earnings growth prospects. This Fund may use a “multi-manager” approach, which means the Advisor may allocate portions of the Fund to different Sub-Advisors who employ distinct investment styles, and may select holdings for the Fund utilizing model portfolios provided by the Sub-Advisors. The Advisor may also use proprietary techniques to adjust the portfolio for factors such as position size, industry and sector weights, and market capitalization. The factors considered and models used by the Advisor may change over time.

3.	Implementation of Investment Strategy.

In order to implement each Fund’s investment strategy, the Advisor and any Sub-Advisor(s) of a Fund may review and change the securities held by the Fund (“Portfolio Securities”) daily. The Advisor and any Sub-Advisor(s) will not disclose information concerning the identities and quantities of the Portfolio Securities before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Securities, the Advisor and any Sub-Advisor(s) may disclose such information solely to the Chief Compliance Officers of the Trust, the Advisor and the Sub-Advisor(s) for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4.	Depositary Receipts

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.9 A Fund will not invest in any Depositary Receipts that the Advisor or any Sub-Advisor(s) deems to be illiquid or for which pricing information is not readily available.

5.	Listing Market

The Trust intends to submit an application to list the Shares of each Fund on a Listing Market such as the NYSE Arca and it is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Listing Market.10 As long as a Fund operates in

[9]	Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on a Listing Market or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the Depository for any Depositary Receipts held by a Fund.
[10]	If Shares are listed on Nasdaq or a similar electronic Listing Market (including NYSE Arca), one or more member firms of that Listing Market will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Listing Market. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

reliance on the requested Order, Shares of the Fund will be listed on a Listing Market. Shares may also be cross-listed on one or more foreign securities exchanges. No affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

B.	Purchases and Redemptions of Shares and Creation Units

Shares of each Fund will be issued in Creation Units of 25,000 or more shares. The Funds will offer and sell Creation Units through the Distributor on a continuous basis at the net asset value (“NAV”) per Share next determined after receipt of an order in proper form. The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open. A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act. The Funds will sell and redeem Creation Units only on Business Days. Applicants anticipate that the price of a Share will range from $20 to $200, and that the price of a Creation Unit will range from $500,000 to $20,000,000.

Shares will be listed on the Listing Market and traded in the secondary market in the same manner as other equity securities. The price of Shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.

The pricing of Shares by means of bids and offers on the Listing Market in the secondary market is not novel. This is the method by which the shares of closed-end investment companies are priced and sold after initial issuance. This also is the method employed by other ETFs whose individual securities all trade on a Listing Market. Applicants understand that ETFs generally have traded at, or very close to, their respective NAVs per Share. Like those products, the price at which

Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share.

1.	Placement of Orders to Purchase Creation Units.

Purchases of Creation Units of the Funds shall be made generally by means of an in-kind tender of shares of specified securities (“Deposit Securities”), with any cash portion of the purchase price to be kept to a minimum, all in the manner described herein. This in-kind approach would minimize the need to liquidate Portfolio Securities to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Units. The Deposit Securities (and Redemption Securities, defined below) of a Fund will correspond pro rata to the Portfolio Securities of the Fund.11

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security (as defined below) that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.12

[11]	There may be minor differences between a basket of Deposit Securities or Redemption Securities and a true pro rata slice of a Fund's portfolio, solely, when (A) it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement or, (B) in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots. A tradeable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.
[12]	Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Security or Redemption Security of any Fund.

The Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In addition, over time the Trust may conclude that operating the Funds on an in-kind basis may present operational problems for the Funds. In order for the Trust to preserve maximum efficiency and flexibility, the Trust reserves the right to determine in the future that Shares of one or more Funds may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units of Funds, to the extent made at all in the future, would be made if the Trust and the Advisor believed such method would substantially minimize the Trust’s transactional costs or would enhance the Trust’s operational efficiencies.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor. Authorized Participants may be, but are not required to be, members of the Listing Market. Investors may obtain a list of Authorized Participants from the Distributor.

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process. The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC. The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as

Creation Units of Shares. The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. By contrast, the manual clearing process (the “DTC Process”) involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units. Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units. For this reason, investors purchasing or redeeming Funds through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

The Transaction Fee will be limited to amounts that have been determined by the Advisor to be appropriate. The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.

With respect to any Foreign or Global Funds, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below. The NSCC Process is not currently available for purchases or redemptions of Creation Units of Shares of Foreign Funds, Global Funds or Fixed Income Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds or Global Funds must have international trading capabilities and must deposit the Creation Deposit with the Fund “outside” the NSCC Process through the relevant Fund’s custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund or a Global Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time (as defined below) on the Transmittal Date. Once a purchase order has been placed with the Distributor, the Distributor will inform the Advisor and custodian. Once the custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund or Global Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the investor on whose behalf it is acting, the relevant Deposit Securities (or the cash value of all or a part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustments as determined by the Fund. Deposit Securities, plus any cash-in-lieu amount, or cash must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the custodian that the required securities and/or cash have been delivered, the custodian will notify the Advisor and Distributor. The Distributor will then deliver a confirmation and Fund prospectus (“Prospectus”) to the purchaser. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.

The Shares will settle through the DTC. The custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.13 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) (“Order Cut-Off Time”) in each case on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date. In the case of custom orders,14 the order must be received by

[13]	Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.
[14]	A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Cash Amount, as defined below, to replace any Deposit Security that may not be available in sufficient quantity for delivery, may not be eligible for transfer though the NSCC process or the DTC Process or that may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

the Distributor, no later than 3:00 p.m. ET, or such earlier time as may be designated by the Funds and disclosed to Authorized Participants. The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities (or cash) and any accompanying Cash Amount, as defined below, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser. The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

2.	Payment for Creation Units.

Persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Securities together with an amount of cash specified by the Advisor (the “Cash Amount”), plus the applicable Transaction Fee. The Deposit Securities and the Cash Amount collectively are referred to as the “Creation Deposit.” The Cash Amount is a cash payment designed to ensure that the NAV of a Creation Deposit is identical to the NAV of the Creation Unit it is used to purchase. The Cash Amount is an amount equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Securities.15

The Advisor will make available on each Business Day, prior to the opening of trading on the Listing Market (expected to be 9:30 a.m. ET) the list of names and the required

[15]	If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the Cash Amount will be a negative number, in which case the Cash Amount will be paid by the Fund to the purchaser, rather than vice-versa.

number of shares of each Deposit Security to be included in the Creation Deposit for each Fund.16 The Advisor also will make available on a daily basis information about the previous day’s Cash Amount relevant to the purchase of each Fund. The Applicants reserve the right to permit an investor purchasing a Creation Unit from a Fund to substitute an amount of cash to replace any prescribed Deposit Security.17 Substitution might be permitted, for example, because one or more Deposit Securities: (1) may be unavailable, or may not be available in the quantity needed to make a Creation Deposit; (2) may not be eligible for transfer through the NSCC Process or DTC Process;18 or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. Brokerage commissions incurred by a Fund to acquire any Deposit Security not part of a Creation Deposit are expected to be immaterial, and in any event the Advisor may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.19

[16]	The Advisor and Distributor each have adopted a Code of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Advisor has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Advisor or any associated person, as well as compliance policies and procedures as required under rule 206(4)-7 under the Advisers Act. Any Sub-Advisor to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures. In accordance with Advisor’s Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Advisor with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.
[17]	An investor that tenders a non-conforming basket of Deposit Securities may be required to purchase Creation Units through the DTC Process because the NSCC Process cannot currently handle all non-conforming deposits.
[18]	It is rare that a listed security is ineligible for transfer through one of these clearing systems.
[19]	Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Securities, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the fund of buying those particular Deposit Securities. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

In addition to the information made available by the Advisor, the Listing Market will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to 4:00 p.m. or 4:15 p.m. ET, as specified by the Listing Market), through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of a Share (which estimate is expected to be accurate to within a few basis points). Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV per Share.20 Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

3.	Redemption.

Just as Shares can be purchased from a Fund only in Creation Unit size aggregations, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated).21 Redemption requests must be placed by or through an Authorized Participant.

[20]	In contrast to existing exchange traded funds such as SPDRs and Power Shares, there is no benchmark index with which to compare the NAV per Share of a Fund. Nonetheless, Applicants believe that the dissemination of an estimated NAV per Share calculated on the current disseminated Creation Deposit throughout the day will provide investors with the same type of information that is provided by the dissemination of the intra-day value of a benchmark index.
[21]	In the event that the Trust or any Fund is liquidated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such liquidation date. There are not specific liquidation events, but the Trust or any Fund may be liquidated either by a majority vote of the board of trustees of the Trust (“Board”). In the event of a liquidation, the Board in its sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.22

Shares in Creation Units of Funds will be redeemable on any Business Day in exchange for a basket of securities (“Redemption Securities”).23 The Redemption Securities received by a redeeming investor will be the same as the Deposit Securities required of investors purchasing Creation Units on the same day, except to the extent an investor is permitted to substitute cash-in-lieu of Deposit Securities or Redemption Securities and except as provided in footnote 11 above. Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay to the Fund a balancing amount in cash. The redeeming investor also must pay to the Fund a Transaction Fee to cover certain expenses, for example, custodial costs and brokerage commissions.

When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption Securities in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Securities are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate

[22]	Consistent with the provisions of Section 22(e) of the Act and rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.
[23]	The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Securities.

arrangements in place and is not able to make such arrangements, or it is otherwise not possible to deliver Redemption Securities in certain jurisdictions, the Fund may use its discretion to redeem Creation Units of Shares for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in a amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Securities to cash.

A Fund may make redemptions partly in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such alternative is warranted.24 This could happen if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. For example, a redeeming investor may be an investment banking firm or broker-dealer restricted from holding shares of a company whose securities it recently underwrote.25

As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process. The Transaction Fee for redemptions effected through the DTC Process will be higher than for redemptions effected through the NSCC Process.

4.	Pricing of Shares.

The price of Shares trading on the Listing Market will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors

[24]	A Fund also may decide, on any given day, to provide all redeeming shareholders with cash proceeds, rather than a prescribed basket of securities, if doing so would benefit the Fund and its investors. For example, a Fund may need to manage its cash position on a day when it receives an extraordinary amount of dividend income.
[25]	If a redeeming investor must take (or chooses to take) cash in lieu of one or more Redemption Securities, the investor will be required to use the DTC Process rather than the NSCC Process. See footnote 17, supra.

such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. Shares, available for purchase or sale on an intraday basis on the Listing Market, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share. Prices on the Listing Market therefore may be below, at, or above the most recently calculated NAV per Share of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on the Listing Market will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on the Listing Market for Shares, together with the publication by the Listing Market of the estimated NAV of a Share will be a key advantage of the Trust in contrast to a traditional mutual fund. Applicants intend to emphasize this distinction in the marketing of Shares.

The pricing of Shares by means of bids and offers on the Listing Market in the secondary market would be similar to the pricing of shares of many other ETFs. The Applicants are aware of the marketing success of iShares, Power Shares, and Select Sector SPDRs products, the individual securities of which are traded on U.S. security exchanges, but which also permit on a continuous basis the redemption of specified aggregations of such individual securities. The Applicants believe that iShares, Power Shares, and Select Sector SPDRs have traded at, or very close to, their respective per Share NAVs, since trading commenced.26 Applicants believe that an exchange-traded open-end investment company that provides a daily redemption feature affords significant benefits over both a traditional closed-end structure and a closed-end fund that makes periodic repurchase of its shares pursuant to Rule 23c-3.

[26]	See A Comprehensive Analysis of ETF Premiums and Discounts, presented by Dr. Robert F. Engle, NYU, and Dr. Debo Sarkar, Analysis Group/Economics (January 14, 2002).

C.	Likely Purchasers of Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds. One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Listing Market versus the cost of depositing the Creation Deposit and creating a Creation Unit to be unbundled into individual Shares. The Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market. The Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed, diversified portfolio of securities.

D.	Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus. Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,27 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.28

[27]	Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Market in connection with a Sale on such Listing Market, is satisfied by the fact that the Prospectus and SAI (as defined below) are available at such Listing Market upon request.
[28]	To the extent that a Fund is using a summary prospectus pursuant to Rule 498 under the Securities Act, the summary prospectus may be used to meet the prospectus delivery requirements.

E.	Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds and a traditional “open-end investment company” or “mutual fund.”

The Trust will not be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “actively managed exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund in Creation Units only. Applicants also note that Section 24(d) of the Act provides that the exemption provided by Section 4(3) of the Securities Act shall not apply to any transaction in a redeemable security issued by an open-end management investment company.

F.	Availability of Information Regarding Shares

The Trust (or the Listing Market) intends to maintain a website that will include each Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (the “Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share. The website and information will be publicly available at no charge. The Listing Market also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated cash amount and total cash amount per Creation Unit will be made available prior to the opening of the Listing Market. Each Fund will make available on a daily basis and intra-day basis as necessary through NSCC the names and required number of shares of each of the Deposit Securities in a Creation Unit, as well as information regarding the Cash Amount. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.29

With respect to the Funds, in addition to the list of names and amount of each security constituting the current Deposit Securities of the Creation Deposit, it is intended that, on each Business Day, the Cash Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available. Unlike index-based exchange-traded funds, there will be no underlying benchmark index the performance of which the Fund seeks to match. Consequently, there will be no intra-day index information provided to shareholders of the Funds. Nonetheless, the Listing Market will disseminate, every 15 seconds during the Listing Market’s regular trading hours, through the facilities of the Consolidated Tape Association, the estimated NAV, which is an amount

[29]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

per Share representing the sum of the estimated Cash Amount effective through and including the previous Business Day, plus the current value of the Deposit Securities, on a per Share basis. This amount represents the estimated NAV of a Share. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G.	Operational Fees and Expenses

All expenses incurred in the operation of the Funds will be borne by the Trust and allocated among the various Funds, except to the extent specifically assumed by the Advisor or Sub-Advisor(s), if any, the Fund’s administrator or sub-administrator(s), if any, or some other party. Operational fees and expenses incurred by the Trust that are directly attributable to a specific Fund will be allocated and charged to that Fund. Such expenses may include, but will not be limited to, the following: investment advisory fees, custody fees, brokerage commissions, registration fees of the Commission, the listing fees, fees of the securities lending agent, if any, and other costs properly payable by each Fund. Common expenses and expenses which are not readily attributable to a specific Fund will be allocated on a pro rata basis or in such other manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of each Fund. Such expenses may include, but will not be limited to, the following: fees and expenses of trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) (the “Independent Trustees”)30 of the Trust, legal and audit fees, administration and accounting fees, costs of preparing, printing and mailing Prospectuses and SAIs, semi-annual and annual reports, proxy statements and other

[30]	For ease of reference, throughout this Application, the term “Independent Trustees” will be used with respect to investment companies which are organized as trusts and corporations.

documents required for regulatory purposes and for their distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to each Fund on a daily basis, except to the extent expenses are specifically assumed by the Advisor or some other party. Each Fund’s investment advisory contract with the Advisor and the fees payable thereunder will be approved pursuant to Section 15(a) and Section 15(c) of the Act and comply with the provisions of the Advisers Act. For its services, the Advisor will receive an advisory fee, accrued daily and paid monthly, on an annualized basis, of a specified percentage of the average daily net assets of each Fund. The advisory fees paid by the various Funds may differ. The Advisor will pay fees to the Sub-Advisor(s), if any, out of the fees the Advisor receives pursuant to the advisory contract. The administrator, transfer agent and custodian will provide certain administrative, fund accounting, transfer agent and custodial services to each Fund for aggregate fees based on a percentage of the average daily net assets of the respective Fund or other basis, out of which it will be expected to pay any fees to sub-administrators, if any. The Advisor, the administrator, the transfer agent, the dividend disbursing agent, the custodian or any other service provider for the Funds may agree to cap expenses or to make full or partial fee waivers for a specified or indefinite period of time with respect to one or more of the Funds.

H.	Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed. As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

I.	Shareholder Reports

With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share. Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations. Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.

J.	Regulatory Concerns.

In developing the structure and investment process of the Funds, Applicants seek to address all of the regulatory concerns raised in the Concept Release.

•	Transparency of the Fund’s Portfolio

The Applicants believe that investors have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a significant premium or discount to NAV per Share. Each Fund would provide at least the same level of transparency in portfolio holdings as currently found in existing index based ETFs. Applicants believe that the best way to ensure effective arbitrage activity in the Shares of the Funds is to provide the full portfolio holdings of the Fund to market participants.31 In this way arbitrageurs will be able to (1) precisely measure the premium or discount that is created when the market price of a Fund’s Shares deviate from NAV per Share and (2) precisely calculate the arbitrage opportunity they could capture through the creation and redemption process. As described above, the Advisor proposes to provide full transparency of each Fund’s portfolio each day.32 Short positions will be described in sufficient detail for market participants to understand the investment strategies, value the portfolio, and permit informed trading of each Fund.33

Because the Funds will be actively managed, there are certain concerns regarding full transparency that must be addressed. That is because disclosing the daily portfolio holdings of a Fund could incite predatory trading by third-party investors, such as “front running” and “free riding.” Given the highly liquid nature of the Funds’ Portfolio Securities, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Securities will lead to any market disruption. In addition, the Codes of Ethics of the Advisor and any Sub-Advisor(s) should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index ETFs now trading. In addition, the disclosed portfolio will only reflect trades that have already been effected.34

[31]	See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).
[32]	See text accompanying footnote 16, supra.
[33]	Applicants anticipate that such positions will be disclosed in a manner identical to that used by inverse and leveraged ETFs.
[34]	See footnote 29, supra.

•	Other Operational Issues

The Applicants are not aware of any other issues that could cause a Fund to operate differently from an index-based ETF, or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from a Fund. In fact, because the Funds will primarily invest in equity and/or fixed income securities traded in a U.S. or non-U.S. securities market, Applicants believe that the operation of the Funds will be identical to the vast majority of index-based ETFs.

•	Potential Discrimination Among Shareholders

The Commission raised a concern in the Concept Release that for actively managed ETFs, significant deviations could develop between the market price and the NAV per Share of an actively managed ETF’s shares. As discussed above, because each Fund is designed to ensure effective arbitrage activity, Applicants do not believe that there is any greater risk that a deviation would develop between the market price of the Shares of a Fund and the NAV per Share of the Fund.

•	Prospectus Delivery in Connection with Secondary Market Purchases

The primary disclosure documents with respect to the Fund Shares will be the Prospectus. As with all investment company securities, the purchase of Shares in Creation Unit-size aggregations from a Fund will be accompanied or preceded by a statutory prospectus. Similarly a statutory prospectus will accompany each secondary market trade of Shares. Applicants will arrange for dealers selling Shares in the secondary market to provide purchasers with a prospectus.

IV. IN SUPPORT OF THE APPLICATION

A.	Summary of the Application

Applicants seek an order from the Commission permitting: (1) a Fund to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption, (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units, (5) Acquiring Funds to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A), (6) the Funds, any principal underwriter for a Fund and any Broker to sell Shares of the Funds to an Acquiring Fund beyond the limitations in Section 12(d)(1)(B), and (7) a Fund to sell its Shares to and redeem its Shares from an Acquiring Fund of which the Fund is an affiliated person or an affiliated person of an affiliated person.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].

The Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds.35

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors. As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

The Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may

[35]	Because creations and redemptions are primarily done in-kind, the Funds generally do not generate capital gains to the same degree as a traditional mutual fund.

approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned...and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust at their NAV per Share. The Creation Deposit and Redemption Securities for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases. Further, the Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, the Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the term of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each Fund as described herein; and are consistent with the general purposes of the Act.

Applicants do not believe that the requested relief raises any of the special issues raised in the Concept Release. The Concept Release highlighted several issues that could impact any actively managed exchange-traded fund, including the transparency of a fund’s portfolio, the liquidity of the securities in a fund’s portfolio and concerns regarding front running due to transparency. The Funds’ portfolio will be equally as transparent as an index-based exchange traded fund. Each Fund will disclose the contents of its portfolio each day. With respect to predatory trading, such as front running, the Applicants believe this concern is significantly, if not entirely, mitigated by the fact that each Fund will disclose its trades on an after the fact basis and that the Advisor and any Sub-Advisor(s) will be subject to strict Codes of Ethics.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Grail Order.

B.	Benefits of the Proposal

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of iShares, Power Shares, SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs and QQQs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors. Applicants believe that extending the relief typically given to index based exchange traded funds to the Funds will result in additional benefits, including but not limited to:

•

providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

•	serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;

•	providing an easy and inexpensive method to clear and settle a portfolio of securities; and

•

providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Listing Market, will trade throughout the Listing Market’s regular trading hours. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share, in marked contrast to closed-end investment companies.36 The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative

[36]	See Section IV. B. 3. immediately below for a discussion of the trading history of certain PowerShares ETFs in relation to their respective NAVs per Share.

financial vehicles such as those to be offered by the Trust will provide investors new opportunities for investment. By providing a wide range of investors with a U.S. exchange-traded security that also permits the investor, at the investor’s election, to participate in significant segments of various securities markets, the Applicants believe that the proposed new Shares will benefit the markets.

3.	Trading History of Similar Products

Applicants expect Shares to trade at or close to NAV per Share. Applicants understand that, to date, prior ETFs have consistently traded at, or very close to, their respective per Share NAVs. For example:

•

For the year ending June 30, 2010, the average range of deviation between the daily closing price and the daily NAV per Share of the Invesco PowerShares Active Alpha Multi-Cap Fund (PQZ) was between +.5000% and -.5000% for 99.21% of the trading days. During this period, only 2 trading days (0.79%) was the premium or discount in excess of 1.0000%

•

For the year ending June 30, 2010, the average range of deviation between the daily closing price and the daily NAV per Share of the Invesco PowerShares Active Mega Cap Fund (PMA) was between +.5000% and -.5000% for 98% of the trading days. During this period, only 5 days (2%) was the premium or discount in excess of 0.50%

•

For the year ending June 30, 2010, the average range of deviation between the daily closing price and the daily NAV per Share of the Invesco PowerShares Active AlphaQ Fund (PQY) was between +.5000% and -.5000% for 96.81% of the trading days. During this period, only 8 days (3.19%) was the premium or discount in excess of 0.50%

Given that the Funds’ structure will be similar to these ETFs, Applicants expect Shares to trade at or close to NAV per Share.

V. REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not vary much from its NAV per Share. Historical data relating to other exchange-traded funds trading on Listing Markets supports this view.

The Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act. The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

“person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Grail Order, permitting the creation of Creation Units described in such order to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the application for the above-mentioned order and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on the Listing Market will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.37 Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the

[37]	Id.

Trust’s Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, the Applicants hereby request that the Application for an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.”

Rule 22c-1 provides in part, that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security... .”

Shares of each Fund will be listed on the Listing Market and a Market Maker will maintain a market for such Shares. The Shares will trade on and away from the Listing Market at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order. The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Listing Market at prices based on a bid/offer market, rather than the NAV per Share of the relevant Fund as next computed. The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.38

The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.39 Similarly, secondary market trading in Shares should not create discrimination or preferential

[38]	See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).
[39]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Listing Market or by creating a Creation Unit of such Shares by making the requisite Creation Deposit (subject to certain conditions); therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV per Share. If the prices for Shares of a Fund should fall below the proportionate NAV per Share of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV per Share. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants understand that, to date, other ETFs, such as PowerShares, have consistently traded on an exchange, at, or very close to, their respective NAVs. See Section IV.B.3. “Trading History of Similar Products” above. Applicants therefore have strong reason to believe that the trading experience of Shares should closely resemble that of PowerShares.

The Applicants believe that the nature of the markets in the Portfolio Securities underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Securities held by a Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed by the Trust. (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. See, Section III. B. 4. “Pricing of Shares” above for an expanded discussion of this advantage.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. The Portfolio Securities of each Fund and their relative weighting will be disclosed daily. Further, the portfolio will be reconstituted on a daily basis pursuant to the Advisor’s strategy. Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act. Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-1.

C.	Exemption from the Provisions of Section 22(e)

Applicants seek an exemption from the seven-day redemption delivery requirement of

Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.40

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit. With respect to Funds that are Foreign Funds or Global Funds, Applicants seek the relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. A redemption delivery may be delayed due to the

[40]	Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

proclamation of new or special holidays,41 or the treatment by market participants of certain days as “informal holidays”42 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), but all such deliveries will be made within 14 calendar days after a redemption request is made in proper form. The elimination of existing holidays or changes in local securities delivery practices,43 could affect the information set forth herein at some time in the future, but not the 14 calendar day maximum for deliveries. The SAI will identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within seven (7) days.

[41]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.
[42]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.
[43]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets’ change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds and Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Grail Order.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company .. . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [or an investment company] or member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors. . . .”

Section 2(a)(9) of the Act defines “control” of a fund as “the power to exercise a controlling influence over the management or policies” of the fund and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. . . .” The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase). Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund. Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund. Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

The Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Redemption Securities will be valued in the same manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer. Further, the Deposit Securities and Redemption Securities (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives. The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, the Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

For the reasons set forth above, the Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI. REQUEST FOR SECTION 12(d)(1) RELIEF

A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(l)(A). Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B). Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent. Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures. Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B.	The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies as defined in Section 12(d)(1)(G)(ii) of the Act and UITs, some of which currently are, or may be in the future, affiliated with Authorized Participants. Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Advisor”) will be registered as an investment adviser under the Advisers Act. No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Advisor. No Acquiring Fund will be in the same group of investment companies as the Funds. Pursuant to the terms and conditions of this Application and the requested Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VII.A. below.

C.	Proposed Conditions and Disclosure

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (the “Acquiring Fund Agreement”) (see Section VIII, Condition 14 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Fund and not in any other investment company. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283044 pertaining to funds of funds (see Section VIII, Condition 16 below).45

In addition, Applicants propose that the requested 12(d)(l) Relief be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate46 and the Fund or a Fund Affiliate47 (see Section VIII, Condition 8 below). Each Acquiring

[44]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.
[45]	Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.
[46]	An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.
[47]	A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

Management Company’s board of trustees, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting48 (see Section VIII Condition 11, below). Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII. LEGAL ANALYSIS

A.	Section 12(d)(l)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring

[48]	An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

1.	Exemption under Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the Act. Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.49

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately

[49]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.50

2.	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.51 In enacting Section 12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.52 As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.53

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in

[50]	Id. at 43-44.
[51]	House Hearings, 76* Cong., 3d Sess., at 113 (1940).
[52]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76” Cong., 3d Sess., at 1114 (1940).
[53]	House Hearings, 76”‘ Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

other investment companies).54 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).55 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by

[54]	See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).
[55]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

or under common control with the Acquiring Fund Sub-Advisor.

For purposes of this Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.” Any Acquiring Fund Sub-Advisor will be registered under the Advisors Act.

In addition, Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate. Further, Conditions 8,9,10, 11, 12, and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates. With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions. Applicants have designed Condition 15 of the requested Order to prevent unnecessary duplication or layering of sales charges and other costs. Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B.	Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct, in-kind sales and redemptions of its Shares with an Acquiring Fund could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.56 Further, the Deposit Securities and Redemption Securities (except for permitted cash-in-lieu

[56]	To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is intended to cover the in-kind transactions that would accompany such sales and redemptions.

amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VIII. EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:57

[57]	See note 8 supra.

Actively-Managed Exchange-Traded Fund Relief

1. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

2. The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3. As long as a Fund operates in reliance on the requested order, its Shares will be listed on a Listing Market.

4. On each Business Day, before commencement of trading in Shares on a Fund's Listing Market, the Fund will disclose on its website the identities and quantities of the Portfolio Securities and other assets held by the Fund that will form the basis for the Fund's calculation of NAV per Share at the end of the Business Day.

5. The Advisor or any Sub-Advisors, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

Section 12(d)(1) Relief

7. The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund’s Shares. This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8. No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9. The board of trustees or directors of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a

Fund Affiliate in connection with any services or transactions.

10. Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11. No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12. The Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14. Before investing in Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or boards of trustees and their investment adviser(s), or their Sponsors or trustees (“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment. At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15. The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund. Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor. In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16. Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17. No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

18. Before approving any advisory contract under Section 15 of the Act, the board of trustees or directors of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 739-5654

Also, Applicants have attached as an exhibit to the Application the required verifications. Mary Beth Rhoden, Secretary of the Trust, is authorized to sign and file this document on behalf of the Trust pursuant to the following resolution adopted by the Trustees of the Trust on August 3, 2010:

RESOLVED:	that the Board of Trustees of U.S. One Trust (the “Trust”) hereby authorizes the preparation, execution and filing with the Securities and Exchange Commission of an expanded exemptive application on behalf of the Trust, as discussed at this meeting.

Mary Beth Rhoden is authorized to sign and file this document on behalf of the Advisor pursuant to the following resolution adopted on March 31, 2011:

RESOLVED:	That the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application for an order under Section 6(c) of the Investment Company Act of 1940("1940 Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) that will, if granted, permit, among other things, the operation of certain actively-managed exchange-traded funds (the “Exemptive Application”);

FURTHER RESOLVED:	That the appropriate officers of RIMCo be, and they are, and each of them hereby is, authorized to prepare, execute, and file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED:	That the officers of RIMCo be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED:	That the proper officers of RIMCo be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc. pursuant to the general authority vested in him as President of ALPS.

In accordance with rule 0-5 under the Act, Applicants request that the SEC issue the requested order without holding a hearing.

Based on the facts, analysis, and conditions in the Amended Application, Applicants respectfully request that the SEC issue an order under Sections 6(c), 12(d)(1)(J), and 17(b) of the Act granting the relief requested by this Amended Application.

Dated: May 19, 2011

Russell Exchange Traded Funds Trust

By:	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

Russell Investment Management Company

By:	/s/ MARY BETH RHODEN
Mary Beth Rhoden
Secretary

ALPS Distributors, Inc.,

By:	/s/ THOMAS A. CARTER
Name:	Thomas A. Carter
Title:	President

EXHIBIT A - Verifications

The undersigned states that she has duly executed the attached Amended Application dated May 19, 2011 for and on behalf of Russell Exchange Traded Funds Trust, that she is the Secretary of such company, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ MARY BETH RHODEN
Name:	Mary Beth Rhoden

The undersigned states that she has duly executed the attached Amended Application dated May 19, 2011 for and on behalf of Russell Investment Management Company, that she is the Secretary of such company; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ MARY BETH RHODEN
Name:	Mary Beth Rhoden

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended Application dated May 19, 2011 for and on behalf of ALPS Distributors, Inc. (the “Distributor”), a Colorado corporation; that he is the President of the Distributor, and that all action by shareholders, trustees, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ THOMAS A. CARTER
Name:	Thomas A. Carter

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